Exhibit 99.2

Ticker: MRM

March 17, 2021

Kohji Eguchi
President and CEO
MEDIROM Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku,
Tokyo, Japan, 135-0091

Dear Shareholders:

Correction in “Notice of the 21st Ordinary General Meeting of Shareholders

to be held on March 29, 2021”

We would like to inform you that there was a correction in the “Notice of the 21st Ordinary General Meeting of Shareholders to be held on March 29, 2021”, which we sent you on March 2, 2021.

The correction details are as follow.

Reference Documents for Solicitation of Proxy Voting Rights

2.	Proposals and Reference Information

Proposal 2: To amend the Articles of Incorporation (Changing the Authorized Capital)

(2)	Details of Changes

Change in the total number of shares authorized to be issued

<Before Correction>

18,999,999 common shares

<After Correction>

19,899,999 Common Shares

The following is a summary of the revised information. (The parts in red bold italicized letters are the revised parts.)

current	new

(Total number of authorized shares and total number of authorized class shares, etc.)

Article 6 The total number of authorized shares shall be 10,000,000 shares, and the total number of authorized class shares shall be 9,999,999 common shares and one (1) Class A common share.

(Total number of authorized shares and total number of authorized class shares, etc.)

Article 6 The total number of authorized shares shall be 19,900,000 shares, and the total number of authorized class shares shall be 19,899,999 common shares and one (1) Class A common share.